Argentex Mining Corporation
Management Discussion and Analysis
For the Three Months Ended April 30, 2015

As of June 19, 2015

ii

Introduction

The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes at April 30, 2015 and for the three-month period ended April 30, 2015 and our audited consolidated financial statements and related notes for our fiscal year ended January 31, 2015. These condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.8289. Additional information related to our company is available on SEDAR at www.sedar.com. and on our corporate website at www.argentexmining.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

•	our exploration programs and results;

•	the economic potential of our mineral exploration properties;

•	the costs and timing of our exploration and development activities;

•	our future investments in and acquisitions of mineral resource properties;

•	our estimation of mineral resources and the realization of mineral resource estimates;

•	our need for, and our ability to raise, capital;

•	our financial and operating objectives and strategies to achieve them; and

•	our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

•	the cost and timing of our projected exploration activities;

•	our ability to obtain any necessary financing on acceptable terms;

•	timing and amount of capital expenditures;

•	our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

•	retention of skilled personnel;

•	the timely receipt of required regulatory approvals;

•	continuation of current tax and regulatory regimes;

•	current exchange rates and interest rates; and

•	general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

•	general economic and business conditions;

•	our negative operating cash flow;

•	our ability to obtain additional financing;

•	fluctuations in worldwide prices and demand for minerals;

•	fluctuations in the level of our exploration and development activities;

•	increases in capital and operating costs;

•	risks associated with mineral resource exploration and development activities;

•	uncertainties inherent in the estimation of mineral resources and mineral reserves;

•	competition for resource properties and infrastructure in the mineral exploration industry;

•	technological changes and developments in the mineral exploration and mining industry;

•	regulatory uncertainties and potential environmental liabilities;

•	political developments in Argentina; and

•	the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

Our strategic summary is as follows:

•	Seek and evaluate strategic options at a corporate and project level;
•	Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile, Peru and Argentina.

To preserve cash, we continue to maintain Pingüino on care and maintenance. During our first quarter, three of our independent board members elected to receive their annual director fees in stock options as part of our overall efforts to reduce overhead for the near future. In addition, effective May 1, 2015 our senior management agreed to a temporary reduction in their cash compensation by 25%.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Summary of Quarterly Results

The following selected financial information is a summary of our eight most recently completed quarters up to April 30, 2015.

Fiscal Year	2016	2015				2014
($000’s, except share data)	1st Quarter	4th Quarter	3rd Quarter	2th Quarter	1st Quarter	4th Quarter	3rd Quarter	2th Quarter
Total revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	271	315	315	399	626	944	1,137	916
Basic and diluted loss per common share	0.00	0.00	0.01	0.00	0.01	0.01	0.01	0.01

Three Months Ended April 30, 2015 versus April 30, 2014

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses during the three months ended April 30, 2015 and 2014 were as follows:

Three months ended April 30, 2015	Three months ended April 30, 2014	Decrease
$25,302	$196,051	$170,749

In note 6 of our April 30, 2015 financial statements we have provided a detailed breakdown of our mineral exploration expenses. Most of these expenditures were incurred on our Pingüino project.

During our fourth quarter ended January 31, 2014, we placed the camp at Pingüino on care and maintenance and reduced the number of employees working there. During our first quarter ended April 30, 2014, we further reduced the number of our employees working on our Pingüino project and the camp remains on care and maintenance status. We anticipate that we will continue to avoid significant camp, salary and supply costs whilst we are focused on corporate level development and the evaluation of potential small scale production scenarios.

General and Administrative

Our general and administrative expenses during the three months ended April 30, 2015 and 2014 were as follows:

Three months ended April 30, 2015	Three months ended April 30, 2014	Decrease
$264,769	$390,021	$126,152

The decrease was primarily due to the higher level of activity (and increased consulting and professional expenses) during the three-month period ended April 30, 2014, when we were engaged in discussions of a business combination with Austral Gold, contrasting with a significantly lower level of activity during the three-month period ended April 30, 2015. As a result we utilized our consultants less and had lower professional fees during the current three-month period. Our expenses also decreased as a result of an increase of approximately 11% in the increase in the average value of the $US as compared to the $CDN during the three months ended April 30, 2015 as compared to the three months ended April 30, 2014, since the majority of our administrative expenses are in $CDN.

Included in our general and administrative expenses during the three months ended April 30, 2015 and 2014 are expenses of $nil and $54,883, respectively, related to discussions of a business combination with Austral Gold, depreciation of $12,767 (April 30, 2014-$14,228) and 6,835 (April 30, 2014-nil), the fair value of stock-based compensation. The table below shows the effect of excluding these expenses.

	Three months	Three months
	ended April 30,	ended April 30,	Increase
	2015	2014	(Decrease)
Consulting	$85,375	$142,740	$(57,365)
Professional	24,050	51,146	(27,096)
Salaries and benefits	69,850	81,636	(11,786)
Other	85,494	115,399	(21,484)
General and Administrative	$264,769	$390,921	$(126,152)
Expenses related to activities with Austral Gold	-	(54,883)	54,883
Depreciation	(12,767)	(14,228)	1,461
Stock-based compensation	(6,835)	-	6,835
General and administrative excluding expenses related to activities with Austral Gold, depreciation and stock-based compensation	$245,167	$321,810	(76,643)

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At April 30, 2015 we had $405,175 in cash and cash equivalents and the US dollar equivalent of $378,677 in Argentine pesos equivalent in a fund managed by an international brokerage firm. Our working capital1 decreased by $245,446 to $725,974 at April 30, 2015 from $971,420 at January 31, 2015.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

1 Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Raising exploration capital in the current financial market has continued to be difficult for junior exploration companies. In addition, mineral resource companies with activities in Argentina have experienced additional negative sentiment due to inflation and political uncertainty in that country. As a result, we have scaled back our exploration plans and reduced our general and administrative expenses in an effort to conserve our available capital while we focus on diversifying our operations and developing our strategic alternatives.

As disclosed in note 3 of our financial statements, the continuation of our company as a going concern is dependent upon the continued financial support of our shareholders, our ability to obtain financing and attain profitable operations, or the sale, option or joint venture of one or more of our resource properties. We plan to obtain sufficient working capital to execute our business plans through the sale of additional equity or new strategic relationships but we provide no assurance that we will be able to do so.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $305,814 during the three months ended April 30, 2015 as compared to $613,384 during the three months ended April 30, 2014. The decrease is primarily due to decreases in our administrative expenses and mineral property exploration activities during the three months ended April 30, 2015 as compared to April 30, 2014 as explained above and a decrease in changes in our operating assets and liabilities of $39,233 during the three months ended April 30, 2015 (three months ended April 30, 2014-decrease of $17,264).

Cash from (used in) Investing Activities

Net cash from investing activities was $107,151 during the three months ended April 30, 2015 as compared $567,425 used in investing activities during the three months ended April 30, 2014. During the three months ended April 30, 2014, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. We have since sold some of these units for proceeds of $107,151 during the three months ended April 30, 2015 as compared to $31,133 during the three months ended April 30, 2014. In addition, during the three months ended April 30, 2014 we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital.

Because the strike price of all of our outstanding warrants and stock options is significantly higher than our current share price, we do not anticipate the exercise of any of these securities over the next few months.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, we include our cash and cash equivalent balances and components of shareholders’ equity.

We manage the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the three-month period ended April 30, 2015.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement for office space in Vancouver, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$5,734 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent. As of April 30, 2015, approximately $48,000 remained outstanding under the lease.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, we renewed our agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $833 per month for the first year and ARS $9,360 or approximately $1,050 per month for the second year. As of April 30, 2015, approximately $14,000 remained outstanding under the lease.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the three months ended April 30, 2015, we paid or accrued salary and benefits of $53,307 (April 30, 2014- $64,396) to Michael Brown, our President and CEO. As the salaries and benefits are paid in Canadian dollars, the decrease in salaries and benefits during the three months ended April 30, 2015 is primarily due to an increase in the value of the US dollar as compared to the Canadian dollar during the three months ended April 30, 2015 as compared to the three month period ended April 30, 2014. As at April 30, 2015 we have accrued $6,830 in respect of unused vacation by our President and CEO.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with Michael Brown, our President and Chief Executive Officer, providing for a temporary reduction of his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that Mr. Brown’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If our company experiences a change of control, Mr. Brown would be reimbursed for up to six months’ worth of the temporary reduction.

During the three months ended April 30, 2015, we paid or accrued consulting fees of $38,492 (April 30, 2014 - $43,032) related to a consulting agreement between us and JBD Consulting Ltd., a company controlled by our Chief Financial Officer, Jeff Finkelstein. As the consulting fees are paid in Canadian dollars, the decrease in consulting fees during the three months ended April 30, 2015 is primarily due to an increase in the value of the US dollar as compared to the Canadian dollar during the three months ended April 30, 2015 as compared to the three month period ended April 30, 2014. At April 30, 2015, we have accrued $10,748 in respect of unused vacation by our Chief Financial Officer.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with a company controlled by our Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If our Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

During the three months ended April 30, 2015, we paid aggregate director fees of approximately $11,989 to three of our independent directors (April 30, 2014 – approximately $27,245 to our six independent directors) and recorded stock based compensation of $6,835 related to stock options granted to our three other independent directors (April 30, 2014-nil). At April 30, 2015 and January 31, 2015, there were no amounts owed to any of our directors.

Related party transactions are disclosed in further detail in Note 9 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		April 30, 2015		January 31, 2015
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$405,175	$405,175	$590,925	$590,925
Short-term investments	Level 1	$378,677	$378,677	$477,606	$477,606
Receivables	Level 2	$9,970	$9,970	$4,848	$4,848
Accounts payable and accrued liabilities	Level 2	$80,775	$80,775	$127,696	$127,696
Due to related parties	Level 2	$17,578	$17,578	$15,910	$15,910
Long term debt	Level 2	$26,752	$26,752	$28,546	$28,546

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at April 30, 2015. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold Limited guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or invested with an international registered broker dealer. Our loan receivable was with an Argentine Mutual (it has now been repaid in full). We had no credit risk on our loan as it was entirely repaid subsequent to year-end. We believe our risk to be low with our funds invested in an international broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of the date of this MD&A, we had approximately $290,000 in U.S. cash, $30,000 in Canadian cash and approximately $3.17 million in $AR (Argentine Pesos) of which $3.04 million AR was invested with an international broker dealer.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar (“USD), which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the USD. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies. The USD has strengthened over the past 12 months. This has resulted in a decrease in our expenses as most of our expenses in Canada are paid in Canadian dollars and not related to the value of the USD. Although all of our expenses in Argentina are paid in Argentine pesos, the majority of these expenses are linked to the value of the USD.

At April 30, 2015, we were exposed to exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$113,864	$34,083
Short-term investments	3,374,009	-
Receivables	26,588	674
Accounts payable	(110,458)	(13,697)
Long term debt	(238,365)	-
Net Exposure	$3,165,637	$21,060

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $37,275 in the net loss for the three month period ended April 30, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

In addition, last year, the Argentine government launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds, if required, to our operations in Argentina, and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

We closely monitor commodity prices to determine the appropriate course of action to be taken. A dramatic decline in commodity prices could impact the viability of our company and the carrying value of our property. Although we are exposed to commodity price risk, this risk is minimal at the present time, as we are not yet in the production phase.

Disclosure of Outstanding Share Data

As of the date of this MD&A, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,395,000 stock options as described in further detail in note 10 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,773,023 common shares would be issued and outstanding.

Risk Factors

There have been no changes in risk factors disclosed in our MD&A filed at www.sedar.com for the year ended January 31, 2015.